UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ to _____

Commission File No. 001-11960

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
2 Kingdom Street
London W2 6BD
England

REQUIRED INFORMATION

1.   Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2017 and 2016;

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2017 and 2016; and

Notes to Financial Statements.

Supplemental Schedule: Schedule H, line 4i – Schedule of Assets (Held at End of Year).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2.   Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements

December 31, 2017 and 2016

ASTRAZENECA SAVINGS AND SECURITY PLAN
Table of Contents
December 31, 2017 and 2016

	Page(s)
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements:	
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 13
Supplemental Schedule:	
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	14

Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, have been omitted because they are not required or are not applicable.



pwc

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of AstraZeneca Savings and Security Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of AstraZeneca Savings and Security Plan (the "Plan") as of December 31, 2017 and the related statement of changes in net assets available for benefits for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Melville, New York
June 27, 2018

We have served as the Plan's auditor since 2018.

PricewaterhouseCoopers LLP, 401 Broad Hollow Road, Melville, NY 11747
T: (631) 753 2700, F: (631) 753 2800, www.pwc.com/us



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan, the
AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We have audited the accompanying statement of net assets available for benefits of the AstraZeneca Savings and Security Plan (the Plan) as of December 31, 2016. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2017

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
ASSETS		
Total investments at fair value	$ 4,552,775,569	$ 3,939,148,010
Investments in fully benefit-responsive investment contracts, at contract value	292,420,700	293,860,028
Total investments	4,845,196,269	4,233,008,038
Receivables:		
Employer contributions	6,858,071	-
Employee contributions	5,425,849	-
Notes receivable from participants	36,515,051	37,067,193
Total receivables	48,798,971	37,067,193
Net assets available for benefits	$ 4,893,995,240	$ 4,270,075,231

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2017

_____

	2017
Additions:	
Investment income:	
Net appreciation in fair value of investments	$ 656,027,618
Interest and dividends	73,837,706
Total investment income	729,865,324
Interest income on notes receivable from participants	1,178,796
Contributions:	
Employer	152,228,348
Employee	149,423,354
Rollovers	28,236,273
Total contributions	329,887,975
Total additions	1,060,932,095
Deductions:	
Benefits paid to participants	437,076,365
Administrative expenses	918,566
Total deductions	437,994,931
Net increase	622,937,164
Plan assets transferred in:	982,845
Net assets available for benefits:	
Beginning of the year	4,270,075,231
End of the year	$ 4,893,995,240

The accompanying notes are an integral part of these financial statements.

---

1. Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). Effective as of the close of business on December 31, 2015, the AstraZeneca Retirement Plan and the MedImmune LLC 401(k) Plan were merged with and into the Plan. Regular full-time and part-time employees of the Company are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca North America HR Sub-Committee.

Administrative Expenses:

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets available for benefits relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants' account.

Contributions:

Participants can make before-tax or after-tax contributions of up to 50% of annual eligible compensation. The maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan. Participants age 50 and over are eligible to contribute additional before-tax contributions ("catch-up contributions") above the annual Internal Revenue Service ("IRS") limitations up to $6,000 in 2017. The contribution limit for participants is $18,000 and the limitation on benefits and contributions under Section 415(c)(1)(A) of the Internal Revenue Code is $54,000 in 2017.

1. Description of Plan, continued:

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation ("Fixed Company Contributions") for those participants who meet the eligibility requirements of Benefit Schedule B under the Rider 1 (the "legacy Zeneca provisions") of the AstraZeneca Defined Benefit Pension Plan.

All employees of the Company, other than employees of MedImmune LLC and MedImmune Biologics Inc., are eligible to receive "AZ Retirement Company Contributions." A participant's employer contribution is equal to a specified percentage of a participant's eligible compensation for the Plan year, based on a participant's points. Participant's points are calculated as the aggregate age and service credits allocated to a participant for a plan year determined as of December 31 of the prior plan year. A participant shall receive one point for each year of attained age and one point for each completed year of points service. A participant shall also receive one point for full months of attained age and completed service that aggregate 12. During 2017, the specific employer contribution percentage was determined by the basis of the participant's points for the Plan year as set forth in the following chart:

Basic contributions	Participant's points
5%	Less than 40 points
6%	40 to 59 points
7%	60 to 79 points
8%	80 or more points

The amount of contributions is subject to the limitations imposed by the Internal Revenue Code. Both employee and Company contributions are allocated to each participant account. Participants direct the investment of their employee and Company contributions into the various investment options offered by the Plan.

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings or losses. Investment income or losses allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. A participant who is credited with at least one hour of service becomes fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age or the completion of three years of service. A participant who is credited with at least one hour of service on or after January 1, 2007 becomes fully vested in his or her AZ Retirement Company Contributions after the completion of three years of service.

1. Description of Plan, continued:

   Participant Loans:

   The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, excluding any amounts in the AZ Retirement Company Contributions and reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000 and the maximum is two loans outstanding at any time for any eligible borrower. Loans must generally be repaid over a period of up to five years, except for loans to purchase a principal residence which may be repaid over a period of up to 10 years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. The principal amount and interest on a loan shall be repaid by level payroll deductions during each payroll period in which the loan is outstanding. As of December 31, 2017, the interest rates on the participant loans range from 3.3% to 10%. The AZ Retirement Company Contributions are not available for loans.

   Payment of Benefits:

   In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her accounts in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

   Forfeited Accounts:

   If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions and/or AZ Retirement Company Contributions, then those contributions will be forfeited and used to reduce future employer company contributions to the Plan for the remaining participants. At December 31, 2017, forfeited nonvested accounts totaled $598,086. Forfeitures used to reduce employer company contributions were $697,806 for the year ended December 31, 2017.

2. Significant Accounting Policies:

   The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

   Basis of Accounting:

   The financial statements of the Plan are prepared in compliance with the Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2.   Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:

Shares of common stock and registered investment companies are valued at the period-end quoted market prices. Purchases and sales of investments are recorded on the trade date.

Investment contracts, which are fully benefit-responsive, represent the net contribution plus interest at the contract rate. Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan's gain and losses on investments bought and sold as well as held during the year. Interest income is accrued as earned.

Notes Receivable from Participants:

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are reclassified as benefits paid based upon the terms of the Plan document.

Payment of Benefits:

Benefit payments are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07 "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." For all investments for which fair value is measured using the net asset value per share practical expedient, ASU 2015-07 removes the requirement to make certain disclosures and to categorize them within the fair value hierarchy. These disclosure changes are required for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods with retrospective application to all periods presented upon adoption. Adoption did not have a material impact on the Plan financial statement disclosures for 2017 or 2016.

3.   Fully Benefit-Responsive Investment Contracts:

The Plan invests in a portfolio of fully benefit-responsive guaranteed investment contracts ("GICs") issued by insurance companies that is required to be reported at contract value. PFM Asset Management LLC

3.   Fully Benefit-Responsive Investment Contracts, continued:

serves as the investment manager for the portfolio, with oversight from the AstraZeneca Investment Committee. The portfolio is credited with interest on the GICs and debited for participant withdrawals.

Participants may direct the withdrawal or transfer of all or a portion of their investment. Participants cannot transfer their balance to a competing investment option without the amount of such transfer first being directed to one of the Plan's other investment options and held thereunder for at least 90 days.

The Plan holds two types of investment contracts: traditional GICs and synthetic wraps. A traditional GIC is an investment contract issued by an insurance company or bank that provides for the payment of a specified rate of interest to the Plan and for the repayment of principal when the contract matures. A synthetic wrap unbundles the investment and insurance components of a traditional GIC. The plan invests in and retains ownership of a pool of fixed income securities (e.g., government securities, pooled separate accounts, private and public mortgage-backed securities, other asset-backed securities and investment grade corporate obligations, etc.). These securities are "wrapped" by a synthetic investment contract issued by a bank or insurance company that insures that participant-initiated withdrawals from the synthetic investment contract will be paid at contract value. The gain or loss on the underlying investments is recognized over time by adjusting the interest rate credited to the Plan under the synthetic wrap.

The following table lists the investment contract values as of December 31, 2017 and 2016:

	Contract Value	
Type of Contract	2017	2016
Traditional	$ 184,522,655	$ 194,176,238
Synthetic	107,898,045	99,683,790
Total	$ 292,420,700	$ 293,860,028

The preceding 2016 contract value disclosure for the synthetic fully benefit-responsive investment contracts has been revised to include the Plan's investment that was disclosed in the prior year's financial statements as a pooled separate account. This revision has been made to conform to the current year presentation. Mangement has concluded that this revision is not material to the 2016 financial statements.

Fully benefit-responsive investment contracts guarantee that (1) the crediting rate provided under the contract will not fall below zero and (2) participant-initiated withdrawals from the fund (i.e., withdrawals as the result of death, disability, retirement, termination of employment, hardship withdrawal, loan, and transfers to a non-competing fund) will be covered at contract value.

4.   Fair Value Measurements:

FASB Accounting Standards

Codification (ASC) 820, *Fair Value Measurement*, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

4. Fair Value Measurements, continued:

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Funds are invested in the common stock of AstraZeneca PLC ("AZ Common Stock"). The fair value is a quoted price in an active market.

Mutual funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market. The net asset value ("NAV") is based upon the assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Commingled funds: Valued at the NAV of shares held by the Plan at year end. The NAVs, provided by external investment managers as a practical expedient, are based on quoted prices for the fund's underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. This investment category has no unfunded commitments and there are no redemption restrictions.

Collective trusts: Valued at the NAV of shares held by the Plan at year end. The NAVs, provided by external investment managers as a practical expedient, are based on quoted prices for the funds' underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. This investment category has no unfunded commitments and there are no redemption restrictions.

Money market funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.   Fair Value Measurements, continued:

The following table lists the fair values of investments as of December 31, 2017 and 2016:

| | Fair Value Measurements as of December 31, 2017: | | | |
	Fair Value	Level 1	Level 2	Level 3
Common stock	$123,909,293	$123,909,293	-	-
Mutual funds	1,450,385,861	1,450,385,861	-	-
Money market funds	129,144,682	129,144,682	-	-
Total assets in the fair value hierarchy	1,703,439,836	1,703,439,836	-	-
Investments measured at net asset value *(a)*	2,849,335,733	-	-	-
Total investments at fair value	$4,552,775,569	$1,703,439,836	$ -	$ -

| | Fair Value Measurements as of December 31, 2016: | | | |
	Fair Value	Level 1	Level 2	Level 3
Common stock	$108,656,558	$108,656,558	-	-
Mutual funds	1,250,877,267	1,250,877,267	-	-
Money market funds	141,375,464	129,144,682	-	-
Total assets in the fair value hierarchy	1,500,909,289	1,500,909,289	-	-
Investments measured at net asset value *(a)*	2,438,238,721	-	-	-
Total investments at fair value	$3,939,148,010	$1,500,909,289	$ -	$ -

(a) In accordance with Subtopic 820-10, collective trusts and commingled funds that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

For the year ended December 31, 2017, there were no transfers in or out of levels 1, 2 or 3.

5. Internal Revenue Service Status:

On February 8, 2018, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective January 1, 2016, qualified under the applicable provisions of the Internal Revenue Code. The Plan Sponsor and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

6. Plan Termination:

Although it has not expressed any intent to do so, the AstraZeneca North America HR Sub-Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws. In the event of Plan termination, participants would be 100 percent vested in their employer contributions.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of AZ Common Stock, which qualify as party-in-interest transactions. As of December 31, 2017 and December 31, 2016, the fair value of investments in AZ Common Stock was $123,909,293 and $108,656,558, respectively. During the year ended December 31, 2017, the Plan had sales of $17,374,481 of AZ common stock. The total dividend income received during 2017 was $5,337,944. The total realized and unrealized gain/(loss) during 2017 was ($2,659,415).

8. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

9. Asset Transfer:

As a result of business acquisitions by the Company, the following transfer into the Plan was completed in 2017: the net assets of Amplimmune Inc. 401(k) Profit Sharing Plan and Trust in the amount of $982,845 was transferred into the Plan in December 2017. This transfer is reflected in the Statement of Changes in Net Assets Available for Benefits.

10.   Subsequent Events:

Per Plan Amendment No. 6, the ZS Pharma 401(k) Retirement Savings Plan will merge into the AstraZeneca Savings & Security Plan effective January 10, 2018. The total amount to be transferred into the Plan is $20,559,940.

The Plan has evaluated subsequent events through June 27, 2018, the date the financial statements were available to be issued, and noted no other subsequent events requiring disclosure.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

Plan No. 002   EIN 23-2967016

Identity of issuer, borrower, lessor or similar party	Current value
Common stock:	
AstraZeneca PLC ADRs*	$ 123,909,293
Investment contracts with insurance companies:	
Jackson National Life	25,141,357
Metropolitan Life Inc. Co.	25,425,879
Mutual of America	4,503,701
New York Life Insurance Co.	38,435,558
Ohio National Life Insurance	15,162,518
Principal Life Insurance	16,499,537
Protective Life Insurance	13,580,734
Massachusetts Mutual	6,001,338
Prudential Insurance Co. of America	25,510,091
United of Omaha	14,261,942
	184,522,655
Synthetic investment contracts with insurance companies:	
New York Life Insurance Co. Separate Acct 45-003**	44,712,394
Prudential Core Conservative Intermediate Bond Fund**	63,045,620
	107,758,014
GIC Wrappers:	
New York Life Insurance Co.	81,736
Prudential Insurance Co. of America	58,295
	140,031
Investments in mutual funds:	
DFA US Small Cap*	289,811,958
Fidelity Diversified International K*	73,201,708
BLKRK Tot Return K	36,865,692
Fid International Index IPR*	167,043,201
Fid Ext Market IDX IPR*	291,211,013
OPP Developing Mkt I	27,835,574
Vanguard Primecap Core Fund	564,416,715
	1,450,385,861
Investment in collective trusts:	
Fiduciary Capital Preserv CIT	8,572,339
Champlain MDCAP CIT	86,732,307
	95,304,646
Investments in commingled funds:	
Vanguard Institutional Index Fund	815,671,189
Vanguard Total Bond Market Index Fund	161,548,363
Vanguard Target 2015	50,510,030
Vanguard Target 2020	164,874,844
Vanguard Target 2025	283,177,377
Vanguard Target 2030	337,406,898
Vanguard Target 2035	371,068,673
Vanguard Target 2040	273,139,894
Vanguard Target 2045	162,776,055
Vanguard Target 2050	74,212,232
Vanguard Target 2055	17,977,415
Vanguard Target 2060	7,372,415
Vanguard Target 2065	65,014
Vanguard Target Income	34,230,688
	2,754,031,087
Investments in money market funds:	
Vanguard Prime Money Market Fund	118,069,814
FMTC Institute Money Market Fund*	9,491,882
Other Interest-Bearing Cash	1,582,986
	129,144,682
Notes receivable from participants (rates of interest ranging from 3.3% to 10%) (Range of maturity dates in years 2017 to 2027)	36,515,051
Total	$ 4,881,711,320

* Party-in-interest

** Represents underlying investments of the Plan's Synthetic GICs, which amounts are presented at
   fair value and are managed by a party-in-interest.

Note: Cost information is not required for participant-directed investments and therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: 6/27/18

By:

David E. White
Assistant Treasurer-North America, and
Investment Committee Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-09062) of AstraZeneca PLC of our report dated June 27, 2018 relating to the financial statements and supplemental schedule of AstraZeneca Savings and Security Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Melville, New York
June 27, 2018



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Consent of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan, the
AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We consent to the incorporation by reference in the registration statement (No. 333-09062) on Form S-8 of AstraZeneca PLC of our report dated June 26, 2017, with respect to the statement of net assets available for benefits of the AstraZeneca Savings and Security Plan as of December 31, 2016, which report appears in the December 31, 2017 annual report on Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 27, 2018